mr

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14047741

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 68661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BOWNE PARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170-06 CROCHERON AVENUE, #3F
(No. and Street)

FLUSHING,	NY	11358
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT ONESTI 718-463-5078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

3/20/14

OATH OR AFFIRMATION

I, ROBERT ONESTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOWNE PARK CAPITAL, INC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____

[signature]
Signature

PRESIDENT
Title

Edward Thomas Asip
Notary Public 2/25/14

EDWARD THOMAS ASIP
Notary Public - State of New York
NO. 01AS6256198
Qualified in Nassau County
My Commission Expires 2/21/16

EDWARD THOMAS ASIP
Notary Public - State of New York
NO. 01AS6256198
Qualified in Nassau County
My Commission Expires 2/21/16

BOWNE PARK CAPITAL, INC.
Financial Report
December 31, 2013

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Bowne Park Capital, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bowne Park Capital, Inc. ("the Company") as of December 31, 2013, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne Park Capital, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 25, 2014

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 82,261
Other assets		4,738
Property and equipment, net		189
Total Assets		$ 87,188

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 300
Total Liabilities		300
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 30,000	
Additional paid-in capital	10,287	
Retained earnings	46,601	
Total Stockholders' Equity		86,888
Total Liabilities and Stockholders' Equity		$ 87,188

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Consulting fees		$ 32,000
Interest		10
Total Revenues		32,010
EXPENSES:		
Officer's compensation	$ 20,000	
Regulatory fees and expenses	1,540	
Other expenses	9,851	
Total Expenses		31,391
NET INCOME		$ 619

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2013	$ 30,000	$ 10,287	$ 45,982	$ 86,269
Net income	-	-	619	619
Balances - December 31, 2013	$ 30,000	$ 10,287	$ 46,601	$ 86,888

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities:	
Net Income	$ 619
Adjustments to reconcile net income to net cash (used) in operating activities:	
Depreciation	328
Changes in Operating Assets and Liabilities:	
(Increase) in other assets	(2,546)
(Decrease) in accounts payable and accrued expenses	(7,802)
Net Cash (used) in Operating Activities	(9,401)
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	-
Decrease in Cash and Cash Equivalents	(9,401)
Cash and Cash Equivalents - Beginning of Year	91,662
Cash and Cash Equivalents - End of Year	$ 82,261
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 6,434
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Bowne Park Capital, Inc., (the "Company) is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities.. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April, 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

Revenue Recognition

The Company records fees as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed though to its stockholder and taxed at the personal level. The Company is subject to New York City General Corporation tax.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other that Level 1 that are observable, either directly or indirectly , such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company's financial instruments include cash and cash equivalents and accrued liabilities. These items are determined to be a Level 1 fair value measurement.

The carrying amounts of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of these instruments.

NOTE 3 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$ 981
Less: Accumulated Depreciation	792
	$ 189

Depreciation expense was $328 for the year ended December 31, 2013.

NOTE 4 - Regulatory Requirements

The Company's capital ratio was 0.37%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $81,961, leaving an excess over requirements of $76,961.

NOTE 5 - Subsequent Events

The Company has evaluated and notes no events that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BOWNE PARK CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2013

CREDIT ITEMS:			
Total Stockholders' Equity			$ 86,888
DEBIT ITEMS:			
Property and equipment, net	$ 189		
Other assets	4,738		4,927
Net Capital			81,961
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 76,961

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 300		
Divided by: Net Capital	$ 81,961	=	0.37%

Net Capital Requirement:

Greater of:	
Minimum net capital required (6.67% of $300)	$ 20
Minimum dollar net capital requirement	$ 5,000

SCHEDULE 2.

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 81,961
Net Capital - per report pursuant to Rule 17a-5(d)	$ 81,961

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

To the Board of Directors and Stockholder
Bowne Park Capital, Inc.

In planning and performing our audit of the financial statements of Bowne Park Capital, Inc. ("the Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 25, 2014